

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

Via E-mail
Lisa D. Earnhardt
President and Chief Executive Officer
Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, California 94025

> **Re: Intersect ENT, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 23, 2014**
> **File No. 333-196974**

Dear Ms. Earnhardt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Graphics

1.   We note your response to prior comment 1 and reissue the comment. Please remove the disclosure under "Maintains" or provide an appropriately balanced discussion. In this regard, we note that your footnoted disclosure of clinical uncertainties is not of equal prominence, in size or placement, as your non-footnoted disclosure of positive clinical data. Please revise accordingly.

The Market, page 2

2.   In each location throughout your prospectus where you disclose your market opportunity, for example on pages 2, 62 and 64, please ensure that you have disclosed all material assumptions in how you have calculated your potential market. For example, please

revise your disclosure to clarify that your disclosed market opportunity assumes that you will be able to convert the approximately 40% of ENT physicians who do not use any packing material to use your products when performing sinus surgeries.

Financial Statements, page F-1

3.   Please describe to us the reasons for the changes in the equity section of the balance sheet from your previous submission. Please also clarify if the changes in the equity section of the balance sheet are associated with the subsequent events disclosure presented in Note 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Matthew B. Hemington, Esq.
Brett D. White, Esq.
Seth J. Gottlieb, Esq.
Cooley LLP